UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NIO Announces Voluntary Recall of 4,803 ES8s for Battery Safety Concerns

Recently, NIO ES8 battery safety incidents occurred in Shanghai and other locations in China.

Immediately following the incident in Shanghai, NIO Inc. (“NIO” or the “Company”) quickly formed a team of industry experts, the provider of the ES8’s battery modules, and other relevant parties to conduct a joint investigation. After detailed analysis and repeated testing, the investigation concluded that the battery packs used in the vehicles involved were equipped with a module specification NEV-P50, and the voltage sampling cable harness in the module may be pressed by the upper cover of the module due to improper positioning. In extreme cases, the insulation on the pressed voltage sampling cable harness may wear out and cause a short circuit, creating a safety issue. Other ES8 vehicles that have encountered similar safety incidents are equipped with the same battery pack.

NIO has provided a recall plan to the State Administration for Market Regulation (SAMR) in accordance with the requirements laid out by The Regulation on the Administration of Recall of Defective Auto Products and Measures for the Implementation of the Regulation on the Administration of the Recall of Defective Auto Products, and this plan has been approved.

Effective immediately, models produced between April 02, 2018 and October 19, 2018 equipped with the NEV-P50 module will be recalled, amounting to a total of 4,803 vehicles. NIO will replace battery packs equipped with the NEV-P50 modules with battery packs equipped with the NEV-P102 modules in order to mitigate the aforementioned safety issue. At the same time, all batteries in the NIO battery swap network equipped with the NEV-P50 modules will be replaced. The battery replacement is targeted to be completed within two months.

70kWh battery packs in vehicles produced after October 20, 2018 are equipped with the NEV-P102 modules and have different internal structural designs. These packs do not present the aforementioned risk.

NIO undertakes to compensate all users who have incurred property losses as a result of incidents caused by battery quality issues, in accordance with relevant laws.

NIO would like to sincerely apologize to our users and the public for the trouble caused by the battery safety incidents. As a user enterprise, NIO takes all quality issues seriously and will always act with honesty and transparency. The Company also would like to express its gratitude to all those who have followed and supported NIO during these incidents.

NIO Inc.
June 27, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	/s/ Louis T. Hsieh
Name	Louis T. Hsieh
Title	Chief Financial Officer

Date: June 27, 2019